Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, October 11, 2023

Not for distribution to U.S. news wire services or dissemination in the United States.

FAIRFAX RENEWS UNIVERSAL SHELF PROSPECTUS

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) has filed a short form base shelf prospectus with the Canadian securities regulatory authorities in connection with Fairfax’s universal shelf renewal.

The shelf prospectus renewal allows Fairfax to offer from time to time over a 25-month period an unlimited number of debt, equity or other securities. Should Fairfax offer any securities, it will make a prospectus supplement available that will include the specific terms of the securities being offered.

A copy of the short form base shelf prospectus in connection with the shelf renewal may be obtained from Fairfax, Eric Salsberg, Vice President and Corporate Secretary at (416) 367-4941, 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada M5J 2N7 or electronically at www.sedarplus.ca.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946